Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

November 12, 2021

Filed via EDGAR

Mr. John Grzeskiewicz, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Subject:	Amendments to Ivy Variable Insurance Portfolios’ Registration Statements on Form N-1A (File Nos. 033-11466; 811-05017)

Dear Mr. Grzeskiewicz:
On behalf of Delaware Ivy VIP Asset Strategy and Delaware Ivy VIP Balanced (the “Portfolios”), series of Ivy Variable Insurance Portfolios, submitted herewith via EDGAR are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) communicated on November 4, 2021 with regard to the amendments to the Portfolios’ Registration Statement on Form N-1A (the “Amendments”).

Each comment from the Staff is summarized below, followed by the Portfolios’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Registration Statement.

1.
Comment: In the section of the Prospectus entitled “What are the Portfolio’s fees and expenses?” for both Portfolios, the contractual fee waiver is required to run for a full year from the date of effectiveness of the Prospectus in order to be shown in the summary section. In addition, disclose in the related footnote any recoupment of waiver.

Response: The contractual waiver will run from Nov. 15, 2021 through Nov. 15, 2022 and the related footnote disclosure will be revised accordingly. The Portfolios confirm that there is no waiver recoupment.

2.
Comment: Clarify the statement that the Delaware VIP Ivy Asset Strategy “primarily invests a portion of the Portfolio’s assets in global equity securities that the Manager believes can outperform the Portfolio’s benchmark index” in the sections of the Prospectus entitled “What are the Portfolio’s principal investment strategies?” and “Our principal investment strategies” to specify whether such outperformance would be either before or after portfolio expenses.

Response: The Portfolio’s outperformance relative to the benchmark would be before portfolio expenses and the related references in the Portfolio’s prospectus will be revised accordingly.

3.	Comment: Consider whether Derivatives risk should be disclosed as a risk under “What are the principal risks of investing in the Portfolio?” and as a “Principal Risk” under “How we manage the

Portfolios – The risks of investing in the Portfolios” for Delaware Ivy Asset Strategy given the fact that the Portfolio “may use a wide range of derivative instruments” as stated on page 2 of the Prospectus. If not, please explain why not.

Response: Derivatives risk will be added as a risk under “What are the principal risks of investing in the Portfolio?” and be included as a “Principal Risk” for the Portfolio in the statutory risk section.

4.	Comment: For both Portfolios, consider whether “IBOR risk” should instead be referred to as “LIBOR risk” to more accurately describe the risks disclosed therein.

Response: The Portfolios believe that the risk is accurately described and appropriately reflects future IBOR-related risks in addition to the more immediate LIBOR-related risk. Therefore, the Portfolios respectfully decline this comment.

5.
Comment: For both Portfolios, include a sentence under “How has [the Portfolio] performed?” to note that the prior performance does not reflect the investment strategy changes effective as of November 15, 2021.

Response: The requested changes will be made.

6.	Comment: Under “Who manages the Portfolios?–Investment manager” in the Prospectus, explain the new role for Macquarie.

Response: The Portfolios will move the following sentence to the top of the paragraph to provide clarity:

On April 30, 2021, Macquarie Management Holdings, Inc., the US holding company for Macquarie Group Limited’s US asset management business, acquired the investment management business of Waddell & Reed Financial, Inc., including Ivy Investment Management Company, the Portfolios’ prior investment manager.

7.
Comment: For Delaware Ivy VIP Balanced, since investments in debt securities are referenced, disclose the relevant maturity and duration parameters in “What are the Portfolio’s principal investment strategies?”

Response: The Portfolio will add the following to “What are the Portfolio’s principal investment strategies?” and “Our principal investment strategies”:

The Portfolio may invest in bonds of any maturity or duration.

8.	Comment: Consider revising the section “How we manage the Portfolios” on page 11 to make it less confusing. It is difficult to determine what applies to each Portfolio.

Response: The Portfolios will revise this section in an effort to make it more clear.

9.	Comment: Explain what PIC is at first mention.

Response: The Portfolios will ensure that Participating Insurance Companies are defined as “(PICs)” at first mention.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s Taylor Brody Taylor Brody